Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Registration in the Securities Registry No. 306

Santiago, February 18, 2022

Mr.

Joaquin Cortez Huerta

President

Comisión para el Mercado Financiero

Av. Libertador Bernardo O’Higgins 1449

Santiago

Ref.:	Communicates MATERIAL FACT

Dear Sir:

Pursuant to the provisions set forth in Article 9 and the second paragraph of Article 10 of the Securities Market Law, and in General Rule No. 30, duly authorized, I hereby report the following MATERIAL FACT of LATAM Airlines Group S.A. (“LATAM” or the “Company”), registration in the Securities Registry No. 306:

●	As previously reported, the Super-Priority Debtor-In-Possession Term Loan Agreement (the “Existing DIP Credit Agreement”) entered into in the context of the reorganization process of LATAM and certain of its direct and indirect subsidiaries (collectively with LATAM, the “Debtors”) in the United States of America (the “Chapter 11 Proceeding”) pending before the Bankruptcy Court of the Southern District of New York hearing the Chapter 11 Proceeding (the “Court”), contemplates a Tranche A facility, a Tranche B facility, and a Tranche C facility, for up to US$1.3 billion, US$750 million, and US$1.15 billion, respectively.

●	As previously informed, the scheduled maturity date of the Existing DIP Credit Agreement is April 8, 2022. Considering this, and in light that the Chapter 11 Proceeding is currently ongoing and that the Debtors are not going to emerge therefrom by April 8, 2022, LATAM sought and received various financing proposals for an extension and/or refinancing of the Existing DIP Credit Agreement which have been evaluated and negotiated in a timely manner by the Company together with its advisors.

●	In this regard, LATAM’s Directors Committee, at a meeting held on February 16, 2022, reviewed such financing proposals and recommended the Board of Directors to approve the proposal submitted by a group of financiers comprised of (i) Oaktree Capital Management, L.P., and certain funds, accounts and entities advised by Oaktree (“OCM”); (ii) Apollo Management Holdings, L.P., and certain funds, accounts and entities advised by Apollo (“Apollo”); (iii) QA Investments Limited (“QA”); (iv) Costa Verde Aeronáutica S.A. (“Costa Verde”); (v) Lozuy S.A. (“Louzy”); and (vi) Delta Air Lines, Inc. (“Delta”) (hereinafter, the “Amended and Restated DIP Financing Proposal”). At a meeting held on February 17 2022, the Board of Directors of the Company, by unanimous vote of the independent directors, resolved to approve the Amended and Restated DIP Financing Proposal, subject to the Court’s approval.

●	An amendment and restatement of the Existing DIP Credit Agreement (the “Amended and Restated DIP Credit Agreement”) was submitted to the Court for approval on February 18, 2022. The Amended and Restated DIP Credit Agreement extends the scheduled maturity date of all tranches under the Existing DIP Credit Agreement, refinances and replaces the Tranche C facility existing under the Existing DIP Credit Agreement and includes certain reductions in fees and interest as descried more fully below:

o	Lenders:

▪	The lenders under Tranche A and Tranche B remain the same as provided for in the Existing DIP Credit Agreement.

▪	Tranche C lenders consist of QA, Costa Verde, Louzy, Delta, OCM and Apollo. QA, Costa Verde, Lozuy and Delta are Tranche C lenders under the Existing DIP Credit Agreement and will continue to extend their Tranche C financing commitments while OCM and Apollo will provide new financing under the Amended and Restated DIP Credit Agreement.

o	Committed Amount:

▪	The committed amount under Tranche A and Tranche B remain unchanged, and therefore continue to be US$1.3 billion and US$750 million, for principal amount, respectively.

▪	In turn, the committed amount under Tranche C is increased from the existing US$1.15 billion to US$1.245 billion, for principal amount. This increase is intended to cover the costs of refinancing the Tranche C facility existing under the Existing DIP Credit Agreement.

o	Scheduled Maturity Date:

▪	The Tranche A facility, the Tranche B Facility and the Tranche C facility will have a scheduled maturity date of August 8, 2022, subject to the possibility that LATAM may extend such maturity date at its discretion, in one or more extensions of periods of at least 30 days each, to a date no later than October 31, 2022, provided LATAM may further extend the maturity date to a date no later than the (x) earlier of November 30, 2022 or (y) the termination of the Restructuring Support Agreement executed in furtherance of the plan of reorganization submitted by the Debtors in the context of the Chapter 11 Proceeding, in accordance with their terms in the event the World Health Organization or the U.S. Centers for Disease Control shall have designated or characterized any variant of SARS-CoV-2 (i.e., the virus that causes COVID-19) as a “variant of concern.”

▪	All of the foregoing, unless the maturity date is accelerated in accordance with its terms, including, without limitation, in the event of an event of default under the DIP Credit Agreement (hereinafter, the “Maturity Date”).

o	Interests and Fees:

▪	Interests under Tranche A and Tranche B:

●	Both the applicable interest rate and the interest payment dates will depend on the choice made by LATAM at the time of requesting a disbursement under the Tranche A facility and Tranche B facility, and LATAM may choose between (i) paying interest in cash at the maturity of each quarterly interest period, or (ii) capitalizing such interest on a quarterly basis to be paid in on the Maturity Date. In either case, LATAM may also choose the applicable interest rate, choosing between the Eurodollar rate or the Alternate Base Rate (“ABR”).

●	Tranche A loans whose interest is either payable in cash at the end of each interest period or whose interest is capitalized on a quarterly basis for payment on the Maturity Date will bear interest at LIBO plus 9.50% per annum for Eurodollar loans, and 8.50% per annum plus the base rate for ABR loans.

●	The interest rate on the Tranche B loans remains unchanged from the Existing DIP Credit Agreement. Thus, in the case of Tranche B loans that are capitalized on a quarterly basis for payment on the Maturity Date, will bear interest at LIBO plus 7.5% per annum (in the case of Eurodollar loans), and at 6.5% per annum plus the base rate (in the case of ABR loans). In turn, in the case of Tranche B loans that are payable in cash at the end of each quarterly interest period will bear interest at LIBO plus 7% per annum (for Eurodollar loans), and 6% per annum plus the base rate (for ABR loans).

▪	Interests under Tranche C:

●	Interest on Tranche C loans will be accrued at LIBOR plus 12% per annum, and will be payable on the Maturity Date, and will be calculated as if it had accrued daily and capitalized quarterly.

▪	Fees and Other Charges:

●	An availability fee (Undrawn Commitment Fee) payable in cash equal to 0.50% on the daily unused Tranche A and Tranche B commitments per annum, which will be calculated daily, and will be payable on the last business day of each quarter until the Maturity Date.

●	An availability fee (Undrawn Commitment Fee) payable in cash equal to 0.50% on the daily unused Tranche C commitments per annum, which will be payable on the Maturity Date and will be calculated as if it had accrued daily and capitalized monthly.

●	An exit fee with respect to the Tranche C facility upon the repayment or prepayment in full of the Tranche C loans of 3.0% of the amount equal to the principal amount outstanding of all Tranche C loans held by certain of the Tranche C lenders (the “Tranche C Exit Fee”).

●	A maturity date fee due on the maturity of the Tranche C facility, of 5.5% of the amount equal to the sum of (x) the principal amount outstanding of all Tranche C loans held by the Tranche C lenders receiving the Tranche C Exit Fee and (y) the Tranche C Exit Fee.

●	An amendment fee earned at closing but due upon the voluntary prepayment or upon the repayment of the Tranche A facility on the Maturity Date, payable in cash in an aggregate amount equal to 3.00% of the Tranche A commitments in effect on the closing date of the Amended and Restated DIP Credit Agreement.

●	An amendment fee earned at closing but due upon the voluntary prepayment or upon the repayment of the Tranche B facility on the Maturity Date, payable in cash in an aggregate amount equal to 3.00% of the Tranche B commitments in effect on the closing date of the Amended and Restated DIP Credit Agreement.

o	Collateral and Preferences: The refinanced Tranche C facility will continue to be secured by the same assets that currently secure and the existing Tranche C facility under the Existing DIP Credit Agreement.

LATAM is awaiting the Court’s decision in response to the Amended and Restated DIP Financing Proposal.

Sincerely yours,

Roberto Alvo M.

CEO

LATAM Airlines Group S.A.

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